UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report on Form 20-F dated 24 February 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 24, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 24, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Barclays PLC and Barclays Bank PLC

Annual Report on Form 20-F

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2016 (the " Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website, home.barclays/investorrelations. A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

Note for Barclays shareholders

From Wednesday, 22 March 2017 Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC for the year ended 31 December 2016 upon request, free of charge, in the following way:

Ordinary Shareholders
Tel: 0371 384 2055*(in the UK)
or +44 (0) 121 415 7004 (from overseas)
Contact us via www.shareview.co.uk

* Lines open 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

ADR Holders
JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free in the US and Canada)
or +1 651 453 2128 (outside the US and Canada)
Email: jpmorgan.adr@wellsfargo.com

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays